

June 28, 2021

Marco Del Lago
Chief Financial Officer
Stevanato Group S.p.A.
Via Molinella 17
35017 Piombino Dese – Padua
Italy

   Re: **Stevanato Group S.p.A.**
      Form F-1
      Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6
      Filed June 21, 2021
      File No. 333-257204

Dear Mr. Del Lago:

   You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

   Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

   We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

         Sincerely,

         Division of Corporation Finance